Dennis M. Myers, P.C. To Call Writer Directly: +1 312 862 2232 dennis.myers@kirkland.com	300 North LaSalle Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

July 18, 2018

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: John Reynolds Mail Stop 4628

Re:  Seadrill Limited (formerly known as New SDRL Limited)

Registration Statement on Form F-1

Filed April 26, 2018

File No. 333-224459

Dear Mr. Reynolds:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Seadrill Limited (formerly known as New SDRL Limited), a company incorporated under the Laws of Bermuda (the “Company”), has filed with the Securities and Exchange Commission (the “SEC”), an Amendment No. 1 to its Registration Statement on Form F-1 (the “Amendment”), which amends the Registration Statement submitted on April 26, 2018.

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated May 24, 2018, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, paper copies of the Amendment will be delivered to the Staff, and those copies will be marked to show changes from the Registration Statement filed with the SEC on April 26, 2018. Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page number of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the Staff’s comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Beijing  Boston  Hong Kong  Houston  London  Los Angeles  Munich   New York  Palo Alto  San Francisco  Shanghai  Washington, D.C.

Securities and Exchange Commission

July 18, 2018

Registration Statement Cover Page

1.	You currently identify Georgina Sousa of Bermuda as your agent for service. Please instead provide the name and address of your agent for service in the United States, as Schedule A of the Securities Act requires.

In response to the Staff’s comment, the Company has included the name and address of its agent for service in the United States on the cover page of the Amendment.

Certain Terms Used in This Prospectus, page v

2.	Provide updated information regarding the status of the Plan and all related matters including its “Effective Date” throughout your prospectus, once that information becomes available. For example, aside from effectiveness of the registration statement, briefly identify the status of the other conditions precedent to effectiveness of the Plan. At page 15, you indicate that the Bankruptcy Court approved the Plan on April 17, 2018, and that all conditions precedent must be satisfied prior to effectiveness.

In response to the Staff’s comment, the Company advises the Staff that the Effective Date occurred on July 2, 2018 and the Debtors have emerged from bankruptcy. Accordingly, the Company has appropriately revised references to the Plan and all related matters to indicate that all conditions precedent have been satisfied and the Effective Date has occurred.

Directors, Senior Management and Employees, page 26

3.	Once known, please update the disclosure in this section to identify the new directors and members of senior management. If you retain the suggestion that your corporate governance may change prior to the Effective Date, explain to us why there is uncertainty in that regard.

In response to the Staff’s comment, the Company has updated the information set forth under the heading “Directors, Senior Management and Employees” to identify the new directors and members of senior management. The Company has also removed language relating to possible uncertainties regarding the corporate governance of the Company on a post-emergence basis.

Security Ownership of Certain Beneficial Owners and Management, page 29

4.	With your next amendment, please update this disclosure to include the number of shares and to disclose the securities holdings of your principal shareholders.

In response to the Staff’s comment, the Company has updated the information set forth under the heading “Security Ownership of Certain Beneficial Owners and Management” to disclose the identities and securities holdings of its principal shareholders.

Securities and Exchange Commission

July 18, 2018

Selling Shareholders, page 30

5.	Please include the selling shareholders information in your next filing. In this regard, we note that on April 17, 2018, you entered into a registration rights agreement with certain commitment parties, as selling shareholders.

In response to the Staff’s comment, the Company has updated the information set forth under the heading “Selling Shareholders” to disclose the identities and securities holdings of the selling shareholders.

United States Federal Income Tax Considerations, page 48

6.	Item 601(b)(8) of Regulation S-K requires you to file as an exhibit an opinion of counsel when you make representations as to tax consequences and the consequences are material. Please file the requisite opinion, or explain to us why you fail to do so.

The Company acknowledges the Staff’s comment and advises the Staff that it has filed a tax opinion from Kirkland & Ellis LLP as Exhibit 8.1 to the Amendment.

Incorporation of Certain Information by Reference, page 58

7.	Please revise the list of incorporated filings to specify the name of the company at the time it filed the Form 20-F and to include the SEC file number for that filing.

In response to the Staff’s comment, the Company has revised the list of incorporated filings to specify the name and SEC file number of the entity that filed the Form 20-F to be incorporated by reference.

Exhibits

8.	Pursuant to the investment agreement dated September 12, 2017, as amended, we note that certain commitment parties will be issued common shares. Please file the Investment Agreement as an exhibit. Identify in the amended Form F-1 the commitment parties, or explain why you omit this information. Also revise the discussion at page 27 relating to the seventh director to explain briefly how the “mutual agreement” operates if the three named parties do not agree on the seventh director notwithstanding the “not unreasonably withhold” provision discussed at page 37.

The Company acknowledges the Staff’s comment and advises the Staff that it has incorporated by reference the investment agreement and amendment thereto as Exhibits 4.3 and 4.4 to the Amendment, respectively. The Company also advises the staff that all post-emergence directors have been appointed in accordance with the terms of the Plan and the investment agreement and the Company has revised the prospectus description of director appointments accordingly.

*    *    *

Securities and Exchange Commission

July 18, 2018

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2232 or, in my absence, Wayne E. Williams at (312) 862-7135.

Sincerely,

/s/ Dennis M. Myers, P.C.
Dennis M. Myers, P.C.